May 18, 2018

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	MYnd Analytics, Inc. Registration Statement on Form S-3 File No. 333-223200

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), MYnd Analytics, Inc. (the "Company") hereby requests the immediate withdrawal of the above-referenced Registration Statement on Form S-3, together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was initially filed with the Securities and Exchange Commission (the "Commission") on February 23, 2018.

The Registration Statement was not declared effective and the Company confirms that no securities were sold in connection with the offering contemplated by the Registration Statement. The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. Accordingly, the Company hereby requests that the Commission consent to this application for withdrawal and issue an order granting such withdrawal as promptly as possible.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

If you have any questions regarding this withdrawal application, please contact Jeffrey A. Baumel, Esq. at (973) 912-7189.

Sincerely,

/s/ Donald D'Ambrosio

Donald D'Ambrosio
              Chief Financial Officer